-----------------------
REXHALL INDUSTRIES, INC.
1996 Annual Report
------------------------

ABOUT REXHALL

Rexhall Industries is a manufacturer of Class "A" motorhomes entering our 11th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989 management decided to take the Company public, with an initial offering of 1.15 million shares of common stock trading on the NASDAQ Stock exchange. In 1991 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America," out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class "A" motorhomes nationally. In 1993, as the products gained national attention, the Company decided it was important to begin manufacturing the product closer to its dealers in the eastern half of the United States. Since Elkhart is what many consider the RV manfucaturing "hub," Rexhall felt that taking advantage of this opportunity would provide the Company with the ability to better serve the dealers in this area. At the same time, this would improve the Company's ability to purchase the raw materials for both plants at prices that would allow Rexhall to remain and even improve its competitive position in the industry. In 1994, Rexhall started building its new Corporate headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a new manufacturing facility and Corporate Headquarters, now encompassing 107,000 square feet of office and production space. Clearly, Rexhall's fast start did not and has not stopped. 10 years of refining the facilities and developing the products has positioned Rexhall to be one of the industry's top manufacturers.

In 1996, Rexhall broke records for total shipments. Workers produced and shipped 1170 Class "A" motorhomes at their two manufacturing plants, eclipsing the record set in 1995.

Rexhall's motorhomes are sold through 100 dealers across the United States and Canada.

FINANCIAL HIGHLIGHTS

Operating Results for             *1994            *1995            1996
year ending December 31st



Sales                           $50,090,000      $60,709,000   $64,959,000
Income Before Taxes               3,222,000        3,394,000     2,131,000
Net Income                        1,922,000        2,034,000     1,284,000
Working Capital                   8,858,000        9,269,000     9,519,000
Total Assets                     15,991,000       19,975,000    23,496,000
Shareholders' Equity             10,376,000       12,225,000    13,581,000
Sales per Share                         $18              $22           $24
Earnings per Share                     $.71             $.74          $.47
Shareholders' Equity per Share        $4.00            $4.48         $4.98
Weighted Average Shares           2,720,349        2,731,057     2,725,131
Outstanding (Primary)

Current Ratio                       2.6 to 1       2.34 to 1      2.4 to 1

*1994 and 1995 calculations have been updated to reflect a 5% dividend given to all stockholders as of 04-03-96.

Dear Fellow Shareholders:

I would like to thank you for your support and confidence in Rexhall Industries. As a fellow shareholder, I look back over 1996 with mixed reaction. It seems as though we took three steps forward and two steps back.

Even with records sales of nearly 65 million, we did not obtain our goal of increasing our margins. Although shareholder equity did increase to almost 14 million dollars, this comes with very little enthusiasm after our disappointing 4th quarter.

Our two steps backwards came almost entirely from our Indiana facility.
With over 19 million dollars in sales, an increase of 27% over 1995, we ended the year with approximately a $350,000 loss for the Indiana plant. This loss was due mainly to excess labor costs, additional service and warranty charges, rebates and discounts throughout the year 1996, resulting in an over all reduction to all our margins as a corporation. The good news is we have captured more market share, established a better dealer network through out the Mid-West and Eastern states.

I heard a quote years ago that said, "Nothing good comes easy." Indiana sure wasn't easy. Growth and prosperity does not always come without a price and, as you, I hope we've paid our price in 1996.

The transfer of Marco Martinez from California to our Indiana facility in November 1996 has led to a restructuring of our personnel and our sales and marketing programs with our dealer network. Rexhall and its Board of Directors still feel strongly about our Indiana facility.

Even though the Indiana plant suffered losses through 1996, our long term goal still has not changed to create a strong presence in the Mid-West and Eastern states. We have purchased a small service center down the street from our Indiana plant to better service our customers as well as help our dealers. We feel this will be another asset to our facility in Indiana. Our goal in Indiana is to see profitability return by the first or second quarter of 1997. We make no promises other than to give it 110%.

The potential for our entire RV industry is still great, with more baby boomers entering the market every year. The overall RV market should grow in 1997 and Rexhall hopes to grow with it.

In 1996 we started an addition on to our Lancaster facility, which will increase the size from 87,000 to almost 107,000 square feet. This should lend itself to a more efficient facility and one with a greater capacity. Our sales for the California facility grew slightly to just over 45 million dollars.

As a fellow shareholder I am disappointed about the performance of our stock in 1996. However, I'm very encouraged about the prospect for 1997. With confidence and hard work we move into 1997, with one main goal in mind - to build shareholder equity and to make happy customers, with all our Rexhall products. Our newly designed Aerbus motorhome has never been better accepted. Our high line rear-engine diesel models Rolls Air, RexAir and Aerbus have grown substantially. In 1996 we reintroduced to the market our Vision motorhome, this motorhome should gain popularity all through 1997.

Let me end by thanking our Board of Directors, all of Rexhall's dealers, customers, shareholders, and especially our employees at Rexhall, who have helped by working so hard through the past years to help build Rexhall into the Company it is today.

Sincerely,




William J. Rex
President & Chief Executive
Officer

OUR APPROACH TO BUSINESS

Two fundamental concepts distinguish Rexhall and the products we produce. Number one, Rexhall is what we consider to be more of a true manufacturer. True manufacturer in the sense that more of the component parts of the motorhome are manufactured "in-house" by Rexhall. Second, Rexhall utilizes what we refer to as a 100% welded, "uni-body" constructed, steel cage design.

What is a 100% welded, "uni-body", steel cage? As most would agree, the real strength of any structure begins with a strong foundation. While many motorhomes claim to have a steel frame design, in most instances the components of this frame are either a combination of materials and/or the component parts. The chassis, floor substructure, walls and roof are being fastened together using screws, bolts, or some other "independent" style fastening mechanism. Rexhall's concept of uniting the various component parts of the structure: (chassis, floor substructure, walls and roof) together as one through a welding process achieves advantages in strength, durability, and a quieter ride.

Because the process is unique, Rexhall has always believed that the best person for the job was someone who has been trained in this unique manufacturing environment. Therefore, key positions are filled by seasoned employees who possess strong manufacturing skills and who are familiar with our unique concepts. This generally means a policy of "promote from within."

Our hands-on approach means quality workers, working together as a team while maintaining disciplined schedules as well as involvement from quality inspectors and supervisors at all levels of the process.

We have continued our development of product engineering through the use of CAD systems as well as continued evaluation and improvement of our material control, production processes, and market research and development. In other words, all phases of operation are continually being evaluated for possible enhancements to better facilitate our goal of building motorhomes on time, on budget, and with consistent quality.

OUR MOTORHOMES

The Company was founded with the intention of producing a motorhome distinctive in concept and philosophy. Management's "hands on" background and experience in production give Rexhall a unique ability to evaluate the standard manufacturing process commonly used throughout the RV industry. This knowledge of the manufacturing process paired with the enthusiasm to produce a better product through the implementation of improved concept and design molded Rexhall's "mission" as a manufacturer: the idea of producing a superior motorhome, one that was stronger, more durable, and quieter riding; one that performed better while in motion, was more stable, easier and less intimidating to drive, while more comfortable and "home-like" while at rest; a motorhome that through its strength would provide buyers with the peace of mind that they were safer and that their hard earned money was spent on a motorhome that would return the value the buyer should expect.

Today, Rexhall manufactures four lines of motorhomes, from the high line RollsAir Diesel Pusher and gasoline models to the mid-line Aerbus and RexAir, to the reintroduced and redesigned Vision. These products provide consumers with a choice of sizes ranging from 23' to 38' in a wide variety of floorplans. Most product lines offer the option of the Spartan "Alpine-R" Diesel Pusher Chassis, the Ford F-53 Super Duty Chassis, or the Chevrolet P-30 Vortec Chassis. Aside from the chassis', Rexhall offers floorplans with "slide-out" rooms which offer greatly increased interior living space, and a wide range of options from which retail buyers can select at the time of purchase. Suggested retail prices of these products range from $61,500 to $165,000.

Rexhall continues its advance through the refinement of existing products, and through the evaluation of opportunities for market expansion in areas that will provide the Company with additional opportunity for growth and profits.

OUR COMPANY'S FACILITIES

INDIANA - Elkhart Plant

The Company owns and operates a 97,000 square foot facility on 12 acres in Elkhart, Indiana. The site, purchased in May 1993, houses three buildings which all serve to produce motorhomes. Prior to Rexhall's purchase of the plant, Mallard Coach owned the facilities and also manufactured Class
A motorhomes. The Elkhart facility is debt free with no mortgages on the property.

Marco Martinez was appointed as General Manager and Vice President in November of 1996. Marco served as Executive Director of Administration at the Corporate office prior to his relocation. His assignment is to organize the Elkhart facility in such a way that will increase profits for the Company.

In 1996, we built 370 motorhomes thereby averaging 1.5 motorhomes a day. Current rate of production is one motorhome a day with a single shift capacity that could build up to 5 motorhomes a day. Units sold in 1996 were 332 which was a substantial increase in sales. The strongest sales generally occur during the first months of the year.

OUR COMPANY'S FACILITIES

CALIFORNIA - Lancaster Plant

Our company's headquarters and manufacturing facilities for eight years were in Saugus, California. The Saugus plant closed in December of 1995 as workers moved to our new 87,000 square foot facility in Lancaster, California.

The newly constructed plant, built at a cost of approximately $2.2 million, enables us to benefit financially by eliminating our previous lease expense. The Lancaster plant is fully paid for with no long-term debt. The plant was specifically designed for manufacturing Class A motorhomes. We are pleased to have dedicated this 87,000 square foot facility strictly to the manufacturing of the Aerbus, RexAir, RollsAir and Vision.

The plant has three buildings within one main frame. One sub-structure is dedicated to producing fiberglass parts. All welding onto the raw chassis is performed in the second area. The largest area is used for the installation of floors, walls, carpeting, electrical wiring, cabinetry, and numerous other processes. Final finish is done outside.

By late June 1997, we should complete our addition, which will add approximately 20,000 square feet. This will expand our welding shop, fiberglass department, and move our final finish department under roof.

RV Service Center - California

We purchased a 4.5 acre site located in Lancaster, California in September of 1995 to serve as the company's RV Service Center. The site contains a 40,000 square foot facility and was purchased from the City of Lancaster's Redevelopment Agency for $980,000. The terms of the purchase involved a ten percent cash down payment and the balance is payable in monthly payments over a 20 year period at the fixed interest rate of 5.9%.

James Rex, our National Director of Service and Warranty, manages 15 workers. We hope to save on warranty expenses by performing repair work ourselves. Additionally, we hope to turn the building into a profit center through service and sales of optional equipment, parts, and accessories. We will also lease part of the building to Village R.V. as a retail sales dealership for Aerbus, RexAir, and RollsAir.

RV Service Center - Indiana

In September 1996, the Company purchased a 4,500 square foot facility located one mile east of the Elkhart plant. The facility has 1,500 sq. ft. of office space and a 3,000 sq. ft. warehouse area which will be used for providing service and warranty repairs to customers.

MANAGEMENT'S DISCUSSION

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth for each of the three years indicated the percentage of net sales represented by certain items on the Company's Statements of Operations:

                                       Percentage of Net Sales
                                            December 31,
                                1994           1995            1996

Revenues                       100.0%         100.0%          100.0%
Costs of goods sold             86.2%          85.6%           86.5%
Gross profit                    13.8%          14.4%           13.5%
Selling, general,
 and administrative expenses     7.7%           8.7%            9.9%
Income before taxes              6.1%           5.7%            3.6%
Other (Income) expense, net      0.3%          (0.1%)          (0.3%)
Income before income taxes       6.4%           5.6%            3.3%
Provision for income taxes      (2.6%)         (2.2%)          (1.3%)
 Net income                      3.8%           3.4%            2.0%

Result of Operations

As is generally the case in the recreational vehicle industry, the Company believes that its results of operations could be adversely impacted in the future by substantial increases in interest rates, a general tightening of credit or other restrictions on the availability of financing for the purchase of recreational vehicles, as well as by shortages of gasoline or, substantial increases in the price of gasoline.

1996 Compared to 1995

Revenues increased $4,250,000 (a 7.0% increase) from 1995 to 1996. There were 1,170 units shipped in 1996 versus 1,143 units in 1995. The average per unit price increase which was due to the increase in the number of optional equipment, items offered, and product improvements, combined with increased chassis costs during 1996. In addition, the Company's Indiana facility sold units to a substantial number of new dealerships in the eastern portion of the United States during 1996.

Gross profit decreased to 13.5% of sales as compared to 14.4% in 1995, primarily due to inventory adjustments and direct labor costs coming from our Indiana facility.

Selling, General, Administrative and other income and expenses increased to 9.9% of sales as compared to 8.7% in 1995. Increases occurred in several areas including warranty costs, legal expenses, dealer's rebates, and in sales incentive payments to sales people. Dealer's rebates issued in 1995 and 1996 served the Company well, allowing it to bring new dealerships into its network, thereby increasing the Company's market share. 1996 had 1,170 total units sold as compared to 1,143 total units sold in 1995.

1995 Compared to 1994

Revenues increased $10,619,000 (a 21.2% increase) from 1994 to 1995. There were 1,143 units shipped in 1995 versus 993 units in 1994. The average per unit price increased by approximately 5.3% due to the increase in the number of optional equipment items offered and product improvements, combined with increased chassis costs during 1995. In addition, the Company's Indiana facility sold units to a substantial number of new dealerships in the eastern portion of the United States during 1995.

Gross profit increased to 14.4% of sales as compared to 13.8% in 1994, primarily due to an increasing network of dealerships and improved economics of scale at the Company's Indiana Production facility and lower direct labor costs.

Selling, General, Administrative and other income and expenses increased to 8.7% of sales as compared to 7.7% in 1994. Increases occurred in several areas including warranty costs, dealer's rebates, and in sales incentive ("Spiff") payments to sales people. Dealer's rebates issued in 1995 served the Company well in allowing it to bring new dealerships into its network thereby increasing the Company's market share. Spiff payments, which serve as an incentive to sales people, increased with the sale of motorhomes in 1995; 1995 had 1,143 total units sold as compared to 993 total units sold in 1994.

Liquidity of Capital Resources

At December 31, 1996, working capital was $9,519,000 as compared to $9,269,000 at December 31, 1995.

As of December 31, 1996, the Company has a $3,500,000 bank line of credit with Bank of America which can be used for working capital purposes. Under this line of credit, $400,000 has been set aside as an Irrevocable Standby Letter of Credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates workmen's compensation insurance in California. No letter of credit is required for the Elkhart Plant since economic affordability allows the Company the opportunity to purchase a workers compensation insurance policy in Indiana.

During 1995, the Company was provided cash from operating activities of approximately $1,195,000 primarily due to more efficient use of raw materials inventory and utilization of other assets and other liabilities. During 1996, $207,000 was provided from operating activities. The decrease is mainly attributed to a greater level of inventory.

During 1995, the Company used cash for investing activities of approximately $2,406,000 principally due to the purchase and construction of its Lancaster, California facilities. In 1996, the Company used cash of $1,426,000 principally to expand the Lancaster facility, purchase the service facility in Elkhart and acquire production equipment.

During 1995, approximately $691,000 was provided from financing activities due primarily to increases in long-term debt. During 1996, $37,000 was used mainly to repurchase stock from the open market.

Management believes that internally generated funds, cash on hand and borrowing available under its line of credit will be sufficient for the Company's cash needs for the next 12 months and into the foreseeable future.

FINANCIAL STATEMENTS

                     REXHALL INDUSTRIES, INC.
                          BALANCE SHEETS
                    December 31, 1995 and 1996

ASSETS                                 NOTES     1995              1996

CURRENT ASSETS
Cash and cash equivalents                      $1,998,000       $ 742,000
Accounts receivables, less allowance
 for doubtful accounts 12,000
 in 1995, and 1996                              5,063,000        3,208,000
Inventories                                1    8,651,000       13,793,000
Other current assets                              163,000          151,000
Income tax receivable                      5          ---          271,000
Deferred income tax assets                 5      286,000          439,000

     Total Current Assets                      16,161,000       18,604,000

PROPERTY AND EQUIPMENT-NET               2, 4   3,807,000        4,885,000

OTHER ASSETS                                        7,000            7,000

TOTAL                                         $19,975,000      $23,496,000

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                           3  $ 5,747,000       $7,591,000
Warranty allowance                                311,000          355,000
Reserve for self insurance                 6      365,000          365,000
Customer deposits                                  56,000              ---
Other accrued liabilities                         389,000          748,000
Current portion of long-term debt          4       24,000           26,000
Total current liabilities                       6,892,000        9,085,000

Deferred income tax liabilities            5        6,000            4,000
Long-Term debt                             4      852,000          826,000
     Total Liabilities                          7,750,000        9,915,000

COMMITMENTS AND CONTINGENCIES              6

SHAREHOLDERS' EQUITY                     7, 8
Common stock-no par value,
 authorized, 10,000,000 shares
 issued and outstanding;
 2,626,000 at December 31, 1995 and
2,630,030 at December 31, 1996                  6,461,000        6,533,000
Retained earnings                               5,764,000        7,048,000

SHAREHOLDERS' EQUITY                           12,225,000       13,581,000

Total                                         $19,975,000      $23,496,000
See notes to financial statements

                         REXHALL INDUSTRIES, INC.
                         STATEMENTS OF OPERATIONS
    FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 and 1996
                         NOTES          1994         1995         1996

REVENUES                    9        $50,090,000  $60,709,000  $64,959,000

COST OF GOODS SOLD                    43,184,000   51,981,000   56,167,000

GROSS PROFIT                           6,906,000    8,728,000    8,792,000

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES                3,841,000    5,281,000    6,426,000

INCOME  FROM OPERATIONS                3,065,000    3,447,000    2,366,000

INTEREST INCOME                          181,000       69,000       29,000

INTEREST EXPENSE            3, 4         (48,000)    (136,000)    (171,000)

OTHER INCOME(EXPENSE)                     24,000       14,000      (93,000)

INCOME   BEFORE INCOME TAXES           3,222,000    3,394,000    2,131,000

PROVISION  FOR INCOME TAXES   5        1,300,000    1,360,000      847,000

NET INCOME                            $1,922,000   $2,034,000   $1,284,000

NET INCOME  PER SHARE                  $     .71    $     .74    $     .47

WEIGHTED AVERAGE SHARES OUTSTANDING    2,720,349    2,731,057    2,725,131


                         REXHALL INDUSTRIES, INC.
               STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE YEARS ENDED DECEMBER 31,  1994, 1995 and 1996

                                   COMMON STOCK            RETAINED
                               SHARES      AMOUNT      EARNINGS    TOTAL

BALANCE, January 1, 1994     2,514,000  $5,825,000  $1,808,000  $7,633,000
 Exercise of Stock options     142,000     825,000                 825,000
 Repurchase of Stock            (1,000)     (4,000)                 (4,000)
 Net Income                  _________    ________   1,922,000   1,922,000

BALANCE, December 31, 1994   2,655,000   6,646,000   3,730,000  10,376,000
 Repurchase of Stock           (29,000)   (185,000)               (185,000)
 Net Income                  _________    ________   2,034,000   2,034,000

BALANCE, December 31, 1995   2,626,000   6,461,000   5,764,000  12,225,000
 Exercise of Stock options      10,000      33,000                  33,000
 Repurchase of Stock            (6,000)    (46,000)       ---      (46,000)
 Options issued to consultant               85,000                  85,000
 Net Income                  _________    ________   1,284,000   1,284,000

 BALANCE, December 31, 1996  2,630,000  $6,533,000  $7,048,000 $13,581,000


See notes to financial statements

                           REXHALL INDUSTRIES, INC.
                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                                         1994          1995         1996
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                             $1,922,000   $2,034,000   $1,284,000
Adjustments to reconcile net income
to net cash provided by (used in)
Operating Activities:
 Depreciation and amortization            135,000      109,000      348,000
 Loss on retirement of property and equipment ---       21,000          ---
 Provision for bad debts                   (1,000)       1,000          ---
 Provision for deferred income taxes        8,000      (41,000)    (155,000)
 Options issued to consultant                 ---          ---       85,000
 (Increase)decrease in accounts
   receivable                          (1,044,000)  (1,156,000)   1,855,000
 Increase in inventories               (2,688,000)  (1,230,000)  (5,142,000)
 Income tax receivable                        ---          ---     (271,000)
 Increase in accounts payable           1,355,000      959,000    1,844,000
 Increase (decrease) in warranty allowance 55,000      (10,000)      44,000
      Increase (decrease) in reserve for
       self-insurance                    (292,000)     193,000         ---
      Change in other assets, net of
       change in other liabilities       (683,000)     315,000      315,000

Net cash provided by (used in)
 operating activities                  (1,233,000)   1,195,000      207,000


CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment      (923,000)  (2,406,000)  (1,426,000)
(Increase)decrease in investments       2,523,000          ---          ---
Proceeds from disposal of property
 and equipment                                ---          ---          ---
Net cash(used in) provided by investing
 activities                             1,600,000   (2,406,000)  (1,426,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Borrowings of long-term debt                  ---     980,000           ---
Repayments of long-term debt                  ---    (104,000)      (24,000)
Proceeds from sale of common stock        825,000         ---        33,000
Repurchase of stock                        (4,000)   (185,000)      (46,000)

Net cash provided (used in) by
 financing activities                     821,000     691,000       (37,000)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                    1,188,000    (520,000)   (1,256,000)

BEGINNING CASH AND CASH EQUIVALENTS     1,330,000   2,518,000     1,998,000

ENDING CASH AND CASH EQUIVALENTS       $2,518,000  $1,998,000     $ 742,000

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION:

Income taxes paid during the year $1,423,000 $1,320,639 $918,000 Income tax refunds received during
 the year                                  11,000         ---           ---
Interest paid during the year              47,000     131,000       273,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities - Rexhall Industries, Inc. (the "Company") designs, manufactures and sells Class A motorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities.

Cash and Cash Equivalents - Cash and cash equivalents, include cash and investments purchased with original maturities of three months or less.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area on either a C.O.D. basis or on terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed. (See Note 6).

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded revenues and collections from customers. The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out basis. Inventories consist of the following at December 31, 1995 and 1996:

                               1995                1996
     Raw materials         $4,412,000           $6,608,000
     Work-in-Progress       1,459,000            2,753,000
     Finished Goods         2,780,000            4,432,000

     Total                 $8,651,000          $13,793,000

Property and Equipment - Property is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 2 to 31.5 years.

Fair Value of Financial Instruments - The recorded values of the Company's financial instruments approximate their fair values. At December 31, 1996, the difference between the rate of interest related to the company's long-term debt and other comparable costs of funds was insignificant.

Revenue Recognition - The Company derives revenue primarily from the shipment of motorhomes to dealers across the United States. Revenue is recognized when dealers accept delivery of a motorhome. Revenues are also generated from the service of motorhomes and from shipment or installation of parts and accessories.

NOTES TO FINANCIAL STATEMENTS

Income Taxes - Deferred income tax assets and liabilities are recognized based on differences between financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on presently enacted tax laws and rates. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

Net Income per Share - Net income per share is based on the weighted average number of common shares outstanding plus the effect of stock options, using the Treasury Stock method, when dilutive. Primary earnings per share approximates fully diluted earnings per share.

Use of Estimates in the Preparation of the Financial Statements -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates.

Recent Accounting Pronouncements - Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Management periodically reviews the recoverability of its long-lived assets based on expected future cash flows or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Effective January 1, 1996, the Company adopted the disclosure requirements of Financial Accounting Standards (SFAS) No. 123, " Accounting for Stock-Based Compensations," SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. The Company has elected to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. (See Note 7).

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1995 and 1996:

                                       Useful Lives    1995         1996
                                        (In years)
Building and Land                          31.5    $1,483,000   $4,240,000
Furniture, fixtures and equipment           5,7       572,000    1,226,000
Leasehold improvements                      5           9,000       89,000
Autos and trucks                            5,7       170,000      152,000
Construction in progress                            2,086,000          ---
Total                                               4,320,000    5,707,000
Less accumulated depreciation and amortization      ( 513,000)   ( 822,000)

Property and equipment - net                       $3,807,000   $4,885,000

 NOTES TO FINANCIAL STATEMENTS

3. NOTES PAYABLE AND LINES OF CREDIT

The Company has available a $3,500,000 revolving line of credit with a bank expiring on June 1, 1997. The bank charges the Company an annual rate of prime plus 1% (prime plus 1% was 9.25% at December 31, 1996) whenever the credit line is used. At December 31, 1996, no amounts were outstanding under this line. All borrowings are collateralized by the Company's assets.

The Company has a $1,866,000 line of credit with General Motors Acceptance Corporation, a chassis vendor. Borrowings under the line bears interest at an annual rate of prime plus 1% (9.25% at December 31, 1996). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1995 and 1996 were $105,000 and $889,000 respectively.

The Company has a line of credit with another chassis vendor, Ford Motor Credit Company ("FMCC"), with a $2,600,000 limit. Borrowing under the line bears interest at an annual rate of prime plus 1% (9.25% at December 31, 1996). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1995 and 1996 were $1,847,000 and $3,041,000 respectively. Although the amount outstanding at December 31, 1996 exceeded the credit limit, FMCC has agreed to extend additional credit to the Company from time to time.

4. LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1996:

Promissory note payable to the City of Lancaster Redevelopment Agency, 240 monthly payments of $6,205 including principal and interest at 5.93% per annum, note matures on October 2015.
The note is collateralized by building and land with a net book value
of approximately $969,000 at December 31, 1996.                $852,000
     Less: Current Portion                                       26,000
     Long-Term debt                                            $826,000

Future annual minimum principal payments due on long-term debt are as follows:

                   Year Ending December 31,
                          1997                               $  26,000
                          1998                                  27,000
                          1999                                  29,000
                          2000                                  31,000
                          2001                                  32,000
                       Thereafter                              707,000
                        Total                                 $852,000

5. INCOME TAXES

The components of income tax expense (benefit) are included in the following schedule.
                                              Years Ended
                                              December 31,
                                      1994          1995          1996
Current:
   Federal                        $1,021,000    $1,090,000     $ 780,000
   State                             271,000       311,000       224,000
Total Current                      1,292,000     1,401,000     1,002,000

Deferred:
  Federal                            (14,000)      (34,000)     (124,000)
  State                               22,000        (7,000)      (31,000)
Total deferred                         8,000        41,000      (155,000)

Total provision for income taxes  $1,300,000    $1,360,000     $ 847,000

The components of deferred tax assets (liabilities) at December 31, 1995 and 1996 are as follows:

                                         1995                   1996
                                 FEDERAL        STATE    FEDERAL      STATE
Current:
  Warranty accrual              $106,000      $28,000   $121,000    $32,000
  Reserve for self insurance      31,000        8,000    124,000     32,000
  Litigation accrual               7,000        2,000     56,000     15,000
  State tax                       90,000                  63,000
Uniform capitalization and other  11,000        3,000     (3,000)    (1,000)

  Gross deferred tax asset       245,000       41,000    361,000     78,000

Non Current:
  Depreciation                   (11,000)       5,000     (3,000)    (1,000)

Net deferred tax assets         $234,000     $ 46,000   $358,000   $ 77,000

The provision benefit for income taxes differs from the amount computed by applying the statutory Federal income tax rate to income (loss) before ncome taxes due to the following:
                                                 Years Ended
                                                 December 31,
                                    1994           1995            1996

Income before income tax         $3,255,000     $3,394,000      $2,131,000
Statutory Federal tax rate              35%            35%             35%

Expected tax (benefit)            1,129,000      1,188,000         746,000
State taxes net of Federal benefit  177,000        198,000         148,000
Permanent Differences                 6,000         14,000          20,000
Other adjustments                   (12,000)       (40,000)        (67,000)

Provision for income taxes       $1,300,000     $1,136,000       $ 847,000

6. COMMITMENTS AND CONTINGENCIES

Rent Expense - Rent expense for facilities incurred on a month to month lease for the years ended December 31, 1995 and 1996 was approximately $196,000 and no rent expense for 1996.

Reserve for Self-insurance - The Company is self-insured for workers' compensation in California. At December 31, 1995 and 1996, the Company had accrued $365,000 and $365,000 respectively, for claims incurred and incurred but not reported as calculated by the State. The Company is required by the State of California to maintain a stand-by letter of credit with a bank related to its self-insurance. The amount of the letter of credit was $400,000 at December 31, 1996.

Repurchase Agreements - Motorhomes purchased under financing agreements by dealers are subject to repurchase by the Company at dealer cost plus unpaid interest in the event of default by the dealer. To date repurchases have not resulted in significant losses. During 1995 and 1996, the Company repurchased approximately $1,100,000 and $1,680,000 respectively, of motorhomes under these agreements. However, in 1996, the Company repurchased motorhomes at a cost of over $5,000,000, not required under the repurchase agreements, which were resold at a loss. At December 31, 1995 and 1996, approximately $13,750,000 and 17,528,000 respectively, of dealer inventory is covered by repurchase agreements.

Legal - The Company is a defendant in various legal proceedings. Company counsel and management believe that these actions should not result in significant liability to the Company with one exception. The exception involves a suit (Case No. 752188) filed in the Superior Court of Orange County, California in September of 1995 by the owners of five motorhomes (which later became six motorhomes) of whom allege that Rexhall misled consumers by advertising that the steel structure the Company refers to as a "unibody roll cage" contains more steel than is actually contained in the motorhomes and is neither a true roll cage nor a unibody structure. Plaintiffs further allege, among other things, that the quality control in Rexhall's motorhomes is inadequate. The complaint seeks equitable relief and unspecified damages and/or restitution in an amount to be proven at trial, as well as attorneys' fees and costs and pre-judgment interest. The Company reports that there have been no accidents, injuries, or incidents reported which involve or question the structure of its motorhome. The Company has continued to aggressively defend itself and its dealerships (at December 31, 1996 only California dealerships are involved) against the allegations listed in the complaint and has therefore increased its reserves and actual costs in the area of litigation. The Company is represented by the Law Offices of Genson, Even, Crandall, and Wade based in Irvine, California. At December 31, 1996, the suit was still pending certification by the court and no trial date has been scheduled. Included in other accrued liabilities at December 31, 1996 are legal reserves of $166,000.

7. STOCK OPTIONS

The Company has granted stock options under its Incentive and Nonstatutory Stock Option Plan (the "Plan"), which provides for the granting of (i) incentive stock options to key employees, pursuant to Section 422A of the Internal Revenue Code of 1986, and (ii) nonstatutory stock options to key employees, directors and consultants to the Company designated by the Board as eligible under the Plan. Under the Plan, options for up to 225,000 shares may be granted. Options granted and outstanding under the Plan expire in five years and become exercisable and vest in annual increments from two to three years. The maximum term of each option may not exceed 10 years. The following table summarizes the change in outstanding employee options:


                             Number of  Range of Options   Weighted Average
                              Options   Prices per Share    Exercise Price

   Outstanding options
   at January 1, 1994         225,000     $ 2.75 - 4.88            $ 3.57
     Options exercised        (49,000)      4.88                     4.88
   Outstanding options
   at December 31, 1994       176,000                                3.21
    Options granted            21,000       3.25                     3.25
    Options canceled          (33,000)      3.25 - 4.88              3.50
   Outstanding options
   at December 31, 1995       164,000                                3.16
    Options exercised         (10,000)      3.25                     3.25
    Options canceled          (20,000)      3.25                     3.25
   Outstanding options
   at December 31, 1996       134,000       2.75 - 3.25              3.14


The following table summarizes information about stock options outstanding at December 31, 1996:


              Number      Weighted
             Exercise  Outstanding at   Average Remaining  Weighted Average
              Price  December 31, 1996  Contractual Life    Exercise Price

              $2.75        30,000             1.33               $2.75
              $3.25       104,000             1.33                3.25
                          134,000             1.33                3.14


                                Shares Exercisable    Weighted Average
                               at December 31, 1996    Exercise Price

                                       30,000              $ 2.75
                                       98,500                3.25
                                      128,500                3.13


All stock options under the Plan are granted at the fair market value of the Company's common stock at the grant date. The weighted average estimated fair value of options granted in 1995 was $31,000. No options were granted to employees during 1996. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost for the Plan has been recognized in 1994, 1995 or 1996. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with FASB Statement No. 123, "Accounting for Stock Based Compensation," the Company's net income and earnings per share for the years ended December 31, 1995 and 1996 would have been reduced to the pro forma amounts indicated below:

                                                Year Ended     Year Ended
                                               December 31,   December 31,
                                                   1995           1996
  Net income:
    As reported                                 $2,034,000     $1,284,000
    Pro forma                                    2,027,000      1,277,000
  Net income per common and common equivalent share:
    As reported                                      $0.74          $0.47
    Pro forma                                        $0.74          $0.47


The fair value of options granted under the stock option plan during 1996 was determined using the Black-Scholes option pricing model utilizing the following weighted-average assumptions:

                                                             Year Ended
                                                            December 31,
                                                                1996

                            Dividend yield                         0%
                            Anticipated volatility             49.47%
                            Risk-free interest rate             6.58%
                            Expected lives                    4 years


During 1996, the Company granted 38,000 options at an exercise price of $5.25 per share to a consultant for services received during that year. The fair value of approximately $85,000, or $2.23 per share, related to these options was computed as described above using the Black-Scholes option pricing model and recorded as expense in 1996.


8. COMMON STOCK

In March 1996, the Company announced a 5% stock dividend of 125,030 shares issued on April 17, 1996 to shareholders of record as of April 13, 1996. All share and per share amounts have been retroactively adjusted for all periods presented in the Company's financial statements to reflect the dividend.


9. SIGNIFICANT CUSTOMERS

The Company had one major customer, Village RV, who accounted for 14.9% and 15.4% of the Company's sales during 1995 and 1996, respectively.


10. SUBSEQUENT EVENT

In April 1997, the Company recorded significant adjusting entries to its fourth quarter operations of approximately $746,000 net of income taxes primarily related to inventory and cost of goods sold.

MARKET INFORMATION

Market for Common Equity and Related Stockholders Matters.

The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the NASDAQ National Market System. The Company's NASDAQ symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter since the first quarter of 1994 according to NASDAQ:

                       1994              High                    Low
                  First Quarter         $ 8-3/4                $ 6
                  Second Quarter             10                  7-3/8
                  Third Quarter           8-7/8                  6-1/4
                  Fourth Quarter          8-1/4                  5-3/4

                       1995               High                   Low
                  First Quarter         $ 7-1/4                $ 5-1/2
                  Second Quarter          7-1/8                  5
                  Third Quarter           6-1/4                  5
                  Fourth Quarter          6-3/4                  4-1/2

                       1996               High                   Low
                  First Quarter         $ 7                    $ 4-7/8
                  Second Quarter          8-1/8                  6-1/4
                  Third Quarter          11                      6
                  Fourth Quarter         10                      6-1/2

INDEPENDENT AUDITORS' REPORT


REXHALL INDUSTRIES, INC.:

We have audited the accompanying balance sheets of Rexhall Industries, Inc. as of December 31, 1995 and 1996, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
Los Angeles, California
April 11, 1997

CORPORATE INFORMATION

  Directors                              Registrar and Transfer Agent

  William J. Rex                         U.S. Stock Transfer Corp.
  Chairman, President and                Glendale, CA
  Chief Executive Officer

  Don Hannay, Sr.                        Legal Counsel
  Vice President Sales
  Director                               Freshman, Marantz, Orlanski,
                                         Cooper & Klein
  Marco Martinez                         Beverly Hills, CA
  Vice President and General
  Manager (Elkhart Indiana Plant)
  Director                               Auditors

  Al J. Theis                            Deloitte & Touche,
  Consultant                             Woodland Hills, CA
  Director

  Robert A. Lopez                        Form 10K
  President of Nickerson Lumber and
  Plywood                                A copy of the Company's Form 10K,
  Director                               filed with the Securities and
                                         Exchange Commission is available
                                         without charge upon writing to:
  Officers
                                         Shareholders Relations
 William J. Rex, President               Rexhall Industries, Inc.
                                         46147 7th STreet West
  Donald Hannay, Sr., Vice President     Lancaster, CA 93534
  Sales                                  Website:(http:/www.rexhall.com)

  Marco Martinez, V.P. & General Manager
  (Elkhart, Indiana Plant)               Executive Offices

  Cheryl L. Rex, Corporate Secretary     Rexhall Industries, Inc.
                                         46147 7th Street West
                                         Lancaster, CA 93534
                                         (805) 726-0565